Exhibit 99.20

PRESS RELEASE

CHANGE IN TIME TO BROOKFIELD OFFICE PROPERTIES CANADA
CONFERENCE CALL AND WEBCAST OF 2011 THIRD QUARTER
FINANCIAL RESULTS
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New Time:  Wednesday, November 9, 2011 at 8:00 a.m. (E.T.)

TORONTO, October 25, 2011 — Brookfield Office Properties Canada (TSX:  BOX.UN), announced on October 11, 2011 that its conference call and webcast to discuss 2011 third quarter financial results would be held on November 9, 2011 at 9:00 a.m. (E.T.).  The time for the call has since been changed to 8:00 a.m. (E.T.) on November 9, 2011.  All other details including dial-in numbers and pass codes remain the same.

You may participate by dialing into the live conference call toll free at 800-263-8506, pass code:  4252233.  To ensure your participation, please call five minutes prior to the scheduled start of the call.  The call will be archived for 30 days and can be accessed by dialing toll free at 888-203-1112, pass code:  4252233.

Live audio of the call will be available via webcast at www.brookfieldofficepropertiescanada.com.  A replay of the webcast will be archived 24 hours after the end of the conference call and can be accessed for 90 days.

Brookfield Office Properties Canada Profile

Brookfield Office Properties Canada’s portfolio is comprised of interests in 19 premier office properties totaling 14.4 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications
Tel: 416.359.8593; Email: matthew.cherry@brookfield.com